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Contract Surrender

An election to surrender a Contract may be made in writing to the home office of IDS Life in Minneapolis, MN. If required by IDS Life, the request for surrender must be accompanied by the Contract if a request for the full surrender value is being made. An election to surrender a Contract can be made only while the Contract is in force prior to the earlier of the retirement date or the death of the first to die of the annuitant or owner. The surrender value is determined on the basis of the accumulation unit value in effect on the date on which a request for surrender is received by IDS Life in proper order.

A partial surrender request not exceeding $50,000 may be made by contacting IDS Life by telephone. IDS Life has the authority to honor any telephone partial surrender request it believes to be authentic and will use reasonable procedures to confirm that they are. This includes asking identifying questions and tape recording calls. As long as the procedures are followed, neither IDS Life nor its affiliates will be liable for any loss resulting from fraudulent requests. At times when the volume of telephone requests is unusually high, IDS Life will take special measures to ensure your call is answered as promptly as possible. A telephone surrender request will not be allowed within 30 days of a phoned-in address change. You may request that telephone withdrawals not be authorized from your account by writing IDS Life.

The surrender value will be paid within seven days after the date on which a proper request is received by IDS Life, except that under certain circumstances IDS Life may delay or suspend payments. See the Suspension and Delay of Payments section.

An owner may surrender all or a portion of the contract value. Any partial surrender must be for at least $250, and no partial surrender can be made if it would reduce the contract value after such surrender to less than $600.

Automated partial surrenders may be made through a one-time written request (or other method acceptable to IDS Life). The minimum surrender amount from the Contract is $50, and such surrender can be made on a monthly, quarterly, semi-annual or annual basis. You may start or stop this service at any time, but you must give IDS Life 30 days' notice to change any automated surrender instructions that are currently in place. Automated partial surrenders are subject to all of the other contract provisions and terms. Automated partial surrenders may be restricted by applicable law. In addition, the payment of additional purchase payments, if allowed under the Contract, while automated partial surrenders are in effect, may not be appropriate and therefore is not permitted. Automated partial surrenders may result in taxes and penalties being applied to all or a portion of the amount surrendered. See the Certain Federal Income Tax Considerations section. You should consult your tax adviser if you have any questions about the taxation of your annuity.

No surrender can be made after the retirement date or the death of the first to die of the annuitant or owner. Any amounts surrendered and charges that may apply cannot be repaid. A surrender charge, which is a contingent deferred sales charge, will be imposed for any surrender made during the first eight payment years of any purchase payment. The surrender charge applies separately
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to the initial purchase payment and to each additional purchase payment.
Regardless of when a purchase payment is made, the contract year in which a purchase payment is made is the first payment year for that purchase payment, and succeeding payment years continue to be measured separately for that purchase payment.

For a partial surrender, accumulation units attributable to the earliest payment year are surrendered first. The surrender charge is 8 percent of the amount surrendered during the first payment year and decreases by 1 percent per year thereafter to 1 percent in the eighth payment year. There is no surrender charge on amounts surrendered after the eighth payment year. In no event will the aggregate surrender charges imposed exceed 8.5 percent of the aggregate purchase payments received. IDS Life may, in its discretion, reduce or eliminate surrender charges for certain group sales of the Contracts. See the Contract Charges and Deductions -- Surrender Charges section. Owners should also be aware that, under certain circumstances, a surrender before the owner has reached the age of 59-1/2 may be subject to a penalty under the Code. See the Certain Federal Income Tax Considerations section.

An owner may return the Contract for cancellation and receive a full refund of the contract value within 10 days after the Contract has been delivered to the owner and no fees or charges will be deducted. The owner will bear the investment risk of the Contract until the contract value is determined at the next valuation date after the Contract has been received by IDS Life for cancellation. However, if applicable state law so requires, the full amount of the aggregate purchase payments received by IDS Life will be refunded. A Contract may be returned for cancellation to the owner's IDS Life representative or to the IDS Life home office.

Surrender Charges

A surrender charge, which is a contingent deferred sales charge payable to IDS Life, will be assessed against the Contract after the initial 10-day period of the Contract and during the first eight years after any purchase payment. The surrender charge is 8 percent of the amount surrendered during the first payment year and decreases by 1 percent per year thereafter to 1 percent in the eighth payment year. There is no surrender charge on amounts surrendered after the eighth payment year. See the Contract Surrender section.

Suspension and Delay of Payments

IDS Life will attempt to make payments under the Contracts within seven days whenever the Account has cash available. However, IDS Life reserves the right to defer making any such payments under the Contracts for up to six months. This reservation of the right to suspend payments is only intended to be utilized in the emergency circumstances set forth in the remainder of this section. Subject to any suspension of payments described below, IDS Life guarantees that payments on death of the first to die of the annuitant or owner prior to the retirement date will be made within seven days of receipt by IDS Life of its death claim requirements after the death of the annuitant or owner, whichever occurs first. In addition, payment of surrender values may be delayed if a check for a purchase payment has not cleared the bank on which it was drawn.

IDS Life may suspend any payments due under the Contracts beyond the seven-day period for up to six months when IDS Life determines that there is insufficient cash available to meet all current surrender requests and other payment
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obligations of the Account and the sale of the real estate related assets of the Account could not be made on a timely basis on commercially reasonable terms. In the event of any suspension of payments, the cash available will be used in the following order of priority:

First -- to meet any obligations the Account has other than Contract obligations. Such obligations would include those expenses necessary to continue the operation of the Account, other than fees to IDS Life, which fees will be deferred until ALL Contract obligations are satisfied.

Second -- to make annuity payments in full or pro rata depending on the cash available. All annuitants will be treated as a class, including those who annuitize during the suspension. No other payments will be made until all unpaid annuity payments are made.

Third -- to make payments due on the death of the annuitant or the owner that became due and payable after the declaration of suspension. All payees of payments on death will be treated as a class and payments may be made pro rata depending upon the cash available.

Finally -- no payments of surrender values will be permitted during such a suspension while any annuity payments or payments on death remain unpaid. Depending upon the cash available, any payments of surrender values during such suspension will be made in accordance with the order in which surrender requests are received by IDS Life.

If a payment of a surrender or an annuity payment is deferred, the amount will be determined as of the end of the valuation period during which the surrender request was received or the annuity payment was due, and, with respect to such amount, participation in the investment experience of the Account will cease. If IDS Life defers a payment of a surrender or an annuity payment for 30 days or more, IDS Life will credit interest on the amount of the payment at a rate of 3 percent per year or such higher rate as IDS Life, in its discretion, establishes. If IDS Life defers payment on death for more than seven days, IDS Life will credit interest on the amount of payment at a rate of 3 percent per year or such higher rate as IDS Life, in its discretion, establishes or that which is required by law.

Owners who remain in the Account will bear the investment risk that real estate related investments of the Account will have to be sold under emergency circumstances that could result in the realization by the Account of less than the investment value of such investments notwithstanding any suspension or delay in payments as permitted under the Contracts.